

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
H.W. Bromley
Chief Financial Officer
Bingo.com, Ltd.
Hansa Bank Building, Ground Floor
Landsome Road
AI 2640, The Valley, Anguilla, B.W.I.

> **Re:** **Bingo.com, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 22, 2011**
> **File No. 333-120120-01**

Dear Mr. Bromley:

We have reviewed your supplemental response letter to us dated November 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   Please note that your next response letter to us should provide the requested written acknowledgement of the three bullet points contained at the end of our comment letter.

Management's Discussion and Analysis, page 13

Overview, page 13

2.   You indicate that you continue to own the player data. However, based on the applicable agreements provided to us, it is not clear how you arrived at such conclusion. Please advise.

Critical Accounting Policies, page 14

Revenue Recognition, page 14

3.   You indicate that you applied ASC Topic 605-50-45-3 to support recognizing deposit
        bonuses as an expense rather than a reduction of revenue, given that the deposit bonus
        does not represent cash consideration given to your customers. However, while the
        bonuses may not be withdrawn, such amounts appear to represent cash. In particular,
        players may wager with deposit bonuses and withdraw winnings derived from wagering
        such amounts. As such, it is not clear how you concluded that player deposit bonuses do
        not represent cash. In this regard, the withdrawal restriction should not preclude you
        from regarding such amounts as cash consideration. In addition, your response to our
        prior comment 21 indicates that you paid to transfer bonus balances to Unibet.
        Therefore, it appears that ASC Topic 605-50-45-2 continues to apply. Please advise.

4.   We note your response to our prior comment 4. However, we continue to believe that
        gaming revenue should exclude amounts related to bonus deposits wagered. Please
        revise or provide us with substantive support for your conclusion.

Sources of Revenues and Revenue Recognition, page 15

5.   We note your response to prior comment 5. However, it is not clear how you concluded
        that the information provided in your response is not relevant or useful information for an
        investor. In this regard, please consider expanding your MD&A discussion to include the
        information provided in your response.

6.   It appears that you are compensated by Unibet on a fixed percentage. In this regard,
        please tell us whether amounts remitted to you, by Unibet, differ from net revenue
        amounts recognized on your financial statements.

Results of Operations, page 16

Years Ended December 31, 2010 and 2009, page 16

Cost of producing revenue, page 16

7.   In your response to our prior comment 8, you indicate that net revenues is wagering by
        your players on the games, less winnings paid out to your players, less bonuses granted to
        the players, less Unibet commissions which is a percentage of the wagering less winnings
        by your players less the minimal bonus granted to your players. However, your proposed
        disclosure does not appear to be consistent with the definition provided in your response.
        Please advise.

Financial Statements

Consolidated Statements of Operations, page 22

8.   We note your response to prior comments 13 and 14. However, ASC Topic 924-605-65-1(b) requires that adjustments resulting from the adoption of ASU No. 2010-16 should be reflected as a cumulative-effect adjustment to opening retained earnings as of the beginning of the period of adoption. In this regard, it appears you should revise your financial statements to record the adjustment as a cumulative-effect adjustment to the opening balance of accumulated deficit. We refer you to the disclosure in Note 2(n) on page 32 of your 2010 Form 10-K which indicates that your recognition of the reversal of the progressive jackpot liability was due to the adoption of ASU No. 2010-16, which represents a change in accounting principle pursuant to paragraph 924-605-65-1(d) of the ASU.

Note 3 - Sale of subsidiaries, page 33

9.   Please tell us the nature of the cash games provided by the subsidiaries sold to Emporium Romanum and the specific continuing involvement you have with such subsidiaries.

Note 7 - Doman name rights and intangible asset, page 36

10.   You indicate the acquisition of the 4% Doman name purchase was to acquire a future revenue stream that may have flow out of the Company until December 31, 2028. In this regard, it appears that you paid to terminate a contractual agreement that would have required you to provide minimum royalty payments in future years. As such, it is not clear how you determined that ASC Topic 420-10-25-11 is not applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief